SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐                     No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐                     No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐                     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release dated June 8, 2010, entitled “Spreadtrum and MET Establish a Strategic Partnership to Introduce I Love MiC Music Phone Solutions”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/S/ LEO LI
Name:	Leo Li
Title:	Chief Executive Officer

Date: June 9, 2010

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release dated June 8, 2010, entitled “Spreadtrum and MET Establish a Strategic Partnership to Introduce I Love MiC Music Phone Solutions”

Exhibit 99.1

Spreadtrum and MET Establish a Strategic Partnership to Introduce “I Love MiC” Music Phone Solutions

June 8, 2010, Shanghai, China - Spreadtrum Communications, Inc. (Nasdaq code: SPRD; “Spreadtrum” or the “Company”), one of China’s leading wireless baseband chipset providers and Shanghai Mobile Embedded Technology Co., Ltd. (“MET”), one of China’s leading mobile value-added software and service platform providers, today jointly announced the establishment of a strategic partnership and issued “I Love MiC” music phone solution. The solution is based on Spreadtrum’s Mocor® platform, which is integrated into MET’s latest music player with karaoke function. It opens up a new path for mobile users as the cell phone market becomes increasingly saturated with little differentiation in terms of features. With the introduction of the karaoke solution, consumers can use mobile phones to sing along with their favorite songs other then just a tool for communications with basic music playing functionality. The solution offers mobile users the wonderful experience of karaoke.

The “I Love MiC” music phone solution will provide seamless and uniform playback on the mixture of MP3 audio with MIC input. The solution incorporates KTV intelligent song-picking system, offers pictures and ringtones integration, allows free download of songs, provides MV and lyrics synchronous display, and other rich experience features. The “I Love MiC” solution will be continuously upgraded in the future to meet the changing market demands.

“We are very pleased to have established a strategic cooperative partnership with MET,” Spreadtrum’s President and CEO, Dr. Leo Li remarked, “the ‘I Love MiC’ music phone solution is based on our Mocor® platform, which has demonstrated the uniqueness of its capability and at the same time satisfied the pursuit of our customers in differentiating their mobile phone solutions. Based on this partnership, we changed the meaning of a basic music mobile phone from a pure play back to an interactive tool that enables mobile users to sign along with their favorite songs through the karaoke function. In the future, Spreadtrum and MET will continue to cooperate to develop additional functionalities that will further enrich mobile user experience.”

Mr. Jing Yan, CEO of MET, said: “Today, together with our strategic partner Spreadtrum, we jointly announced the new music phone solution - ‘I Love MiC’, which allows Spreadtrum’s customers to enjoy karaoke function at anytime, and anywhere. With the spirit of added services to Spreadtrum’s customers, MET will continue to cooperate with Spreadtrum to further enrich mobile user experience through our competitive advantage.”

About Spreadtrum Communications:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: http://www.spreadtrum.com

Media Contact: Kathy Zhou

Email: news@spreadtrum.com

Tel: +86-21-5080-2727 x1120

About Shanghai Mobile Embedded Technology Co., Ltd.,:

Shanghai Mobile Embedded Technology Co., Ltd. (MET) is one of earliest corporations specialized in mobile value-added service in China which was founded in 2002. MET persists in technology and business model innovation. MET has successfully developed a number of core patent technologies filling the domestic and overseas blank, and developed the first Merig™ virtual machine with independent intellectual property in China.

MET provides software platform and services to over 700 IDHs and OEMs and ODMs; technical support and services to over 100 mobile software development companies and high experienced mobile software and services to more than 150 million users all over the world. Currently MET introduce international capital to strive to become a world first class mobile value-added software and services platform.

For more information, please visit: http://www.me-tech.com.cn

Media Contact: Vincent. Liu

Email: liuxinjia@me-game.com

Spreadtrum Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the effectiveness of the “I Love MiC” music phone solution in opening up a new path for mobile users and offering the wonderful experience of Karaoke, the ability of the continuously upgraded “I Love MiC” music phone solution in meeting the changing market demands, the uniqueness of the “I Love MiC” music phone solution and its ability in satisfying the pursuit of the Company’s customers in differentiating their mobile phone solutions, and the future continuous cooperation between the Company and MET aiming at further enriching mobile user experience. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; market acceptance of the “I Love MiC” music phone solution; the state of and any change in the strategic partnership between the Company and MET; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the annual report on Form 20-F filed on May 7, 2010, especially the sections under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.